December 1, 2008

British Columbia Securities Commission	Ontario Securities Commission
PO Box 10142, Pacific Centre	20 Queen Street West, Suite 1903
701 West Georgia Street	Toronto, ON M5H 3S8
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4 Floor, 300 5 Avenue SW
Calgary, AB T2P 3C4

Dear Sirs:

Re:	Coral Gold Resources Ltd. (the “Company”)
Change of Auditor

We are writing in accordance with Section 4.11(5)(a)(i) of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated November 27, 2008 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

ASH/mb/175990

cc: Coral Gold Resources Ltd.

		CLARITY . PASSION . BALANCE.

7th Floor, Marine Building	Telephone:	604.687.1231	A Member of	International
355 Burrard Street, Vancouver, BC	Fax:	604.688.4675
Canada V6C 2G8	Web:	SmytheRatcliffe.com